Exhibit 3.1
AMENDMENT NO. 2 TO AMENDED AND RESTATED BY-LAWS OF
ENERGY WEST, INCORPORATED
Dated as of April 10, 2007
     In order to allow for separation of the offices of chief executive officer and president of the Company, Section 5.7(a) of Article V of the Amended and Restated By-Laws of the Company, as amended, is amended to read in its entirety as follows:
     “(a) The President shall, subject to the control and direction of the Board, have general supervision, control and management of the affairs and business of the Company and general charge and supervision of Vice Presidents and other employees of the Company and shall see that all orders and resolutions of the Board are carried into effect; shall sign or delegate to one or more Vice Presidents the power to sign and execute in the name of the Company all deeds, mortgages, bonds, contracts or other instruments as may be required in the ordinary course of business; and in general shall exercise all powers and perform the duties incident to the office of President and such other powers and duties as may from time to time be assigned to him by the Chief Executive Officer or the Board or be prescribed by these By-laws.”